Filed by PAETEC Holding Corp. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McLeodUSA Incorporated

Registration Statement No.: 333-146778

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of September 17, 2007, by and among PAETEC Holding Corp. (“PAETEC”), McLeodUSA Incorporated and PS Acquisition Corp., a wholly-owned subsidiary of PAETEC.

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PAETEC has filed with the SEC a registration statement on Form S-4, which contains a proxy statement/prospectus, subject to completion, regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS AS AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Media Contact Chris Muller PAETEC (585) 340-8218 chris.muller@paetec.com	Media Contact Michael McCullough Edelman (404) 832-6782 michael.mccullough@edelman.com	Investor Contact Tom Morabito PAETEC (585) 340-5413 tom.morabito@paetec.com

FOR IMMEDIATE RELEASE

PAETEC, McLeodUSA Receive Federal Communications Commission

Approval Related to Merger

FAIRPORT, N.Y. (November 27, 2007) – PAETEC Holding Corp. (NASDAQ GS: PAET) announced that it and McLeodUSA Inc. have received Federal Communications Commission (FCC) approval required in connection with PAETEC’s proposed acquisition of McLeodUSA.

On September 17, 2007, PAETEC announced that it and McLeodUSA had entered into a definitive merger agreement.

As previously announced, the companies have received notice from the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to their proposed transaction has been granted.

The transaction, which remains subject to other regulatory approvals and closing conditions, is expected to close in the first quarter of 2008.

About PAETEC

PAETEC (NASDAQ GS: PAET) is personalizing business communications for medium-sized and large businesses, enterprise organizations, and institutions across the United States. We offer a comprehensive suite of IP, voice, data and Internet services, as well as enterprise communications management software, network security solutions, CPE, and managed services. For more information, visit www.paetec.com.

About McLeodUSA

McLeodUSA provides managed IP-based communications services to small and medium-sized enterprises, and traditional circuit-switched telephony services to commercial customers in the Midwest, Rocky Mountain, Southwest and Northwest regions of the nation. McLeodUSA delivers a wide variety of broadband IP-based voice and data solutions, targeting primarily small and medium-sized enterprises and multilocation commercial customers. For more information, visit www.McLeodUSA.com.

Additional Information and Where to Find it

PAETEC Holding Corp. has filed with the SEC a registration statement on Form S-4 (File No. 333-146778), which contains a proxy statement/prospectus, subject to completion, regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS AS AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PAETEC, MCLEODUSA INCORPORATED AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to PAETEC’s stockholders seeking their approval of PAETEC’s issuance of shares in the transaction and to security holders of McLeodUSA Incorporated. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by PAETEC with the SEC at the SEC’s web site at www.sec.gov. Free copies of PAETEC’s SEC filings are available on PAETEC’s web site at www.paetec.com and also may be obtained without charge by directing a request to

PAETEC Holding Corp., One PAETEC Plaza, Fairport, New York 14450, Attn: Investor Relations.

PAETEC and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from PAETEC’s stockholders with respect to the proposed transaction. Information regarding PAETEC’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on April 2, 2007. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

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